UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Trans-Science Corporation
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                                (Name of Issuer)

                      Common Stock, par value no per share
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                         (Title of Class of Securities)

                                    893321109
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                                 (CUSIP Number)

                            Trans-Science Corporation
                       c/o United Corporate Services, Inc.
                            874 Walker Road, Suite C
                                Dover, DE, 19904
                                 (914) 949-9188
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893321109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Gopal Sahota
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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               7    SOLE VOTING POWER

                    2,100,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,100,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV
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ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Gopal Sahota., whose principal executive offices are located at c/o United Corporate Services, Inc., 874 Walker Road, Suite C, Dover DE 19904 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the reporting person is Gopal Sahota (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, DE 19904.

      (c) The Reporting Person was formed for investments.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a natural person. .

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person acquired directly from the previous director in a share purchase agreement of 2,100,000 shares Common Stock at an aggregate price of $550,000. The source of funding for this purchase was personal.

ITEM 4. PURPOSE OF TRANSACTION.

       None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns an aggregate of 2,100,000 shares of Common Stock, representing 17.1% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 8K filed October 18, 2007.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,100,000 shares of Common Stock owned by the Reporting Person.

      (c) The 2,100,000 shares of Common Stock reported herein were acquired by the Reporting Person effective August 17, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,100,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 18, 2007

                                 Gopal Sahota


                                 /s/ Gopal Sahota
                                 --------------------------
                                  Gopal Sahota